# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 CENTERPOINTE DR., #625, LA PALMA, California (CA), 90623
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0002064461
Persons authorized to receive notices and communications: Kathleen Wheeler, 100 N. Tampa Street, Suite 4100, Tampa, Florida (FL), 33602, 813-227-6532

## Reporting persons
- Iris Acquisition Holdings LLC (CIK 0002064461): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 6,900,000; shared voting power 0; sole dispositive power 6,900,000; shared dispositive power 0; aggregate amount beneficially owned 6,900,000 (26.5% of the class)
  Comment: Items (7) and (9) above represents the shares held directly by the Reporting Person. Iris Equity Holdings LLC is the managing member of the Reporting Person. Notwithstanding this dispositive or voting control over the shares, Iris Equity Holdings LLC disclaims beneficial ownership of the shares held by the Reporting Person except to the extent of its proportionate pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 6 CENTERPOINTE DR., #625, LA PALMA, California (CA), 90623

## Item 2. Identity and Background
Name of person filing: Iris Acquisition Holdings LLC
Residence or business address: The business address of the Reporting Person is: 3rd Floor Zephyr House, 122 Mary Street, George Town, P.O. Box 10085, Grand Cayman, Cayman Islands, KY1-1001.
Present principal occupation or employment: Iris Acquisition Holdings LLC is the sponsor of Iris Acquisition Corp.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person and its managing member are Delaware limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In December 2020, the Reporting Person acquired 5,750,000 Class B shares, par value $0.0001 per share (the "Class B Shares") of Iris Acquisition Corp ("Iris"), a special purpose acquisition company, for an aggregate of $25,000 in connection with its role as sponsor of Iris (the "Founder Shares") using its working capital. In February 2021, the Reporting Person received a stock dividend of 0.2 shares for each Founder Share outstanding, resulting in the Reporting Person holding an aggregate of 6,900,000 Founder Shares. In September 2023, the Founder Shares were converted on a 1 to 1 basis into 6,900,000 shares of Class A Common Stock, par value $0.0001 per share, of Iris ("Iris Class A Common Stock").

On November 30, 2022, Iris, Iris Parent Holding Corp., a Delaware corporation ("ParentCo"), Liminatus Pharma, LLC, a Delaware limited liability company ("Liminatus"), Liminatus Pharma Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ParentCo ("Liminatus Merger Sub"), and SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ParentCo ("SPAC Merger Sub" and together with Liminatus Merger Sub, the "Merger Subs"), entered into a business combination agreement (as amended, the "Business Combination Agreement") pursuant to which (a) Liminatus Merger Sub will merge with and into Liminatus (the "Liminatus Merger"), with Liminatus surviving the Liminatus Merger as a direct wholly-owned subsidiary of ParentCo, and (b) simultaneously with the Liminatus Merger, SPAC Merger Sub will merge with and into Iris (the "SPAC Merger" and, together with the Liminatus Merger, the "Mergers"), with Iris surviving the SPAC Merger (the "SPAC Surviving Subsidiary") as a direct wholly-owned subsidiary of ParentCo (the transactions contemplated by the foregoing clauses (a) and (b) the "Business Combination," and together with the other transactions contemplated by the Business Combination Agreement, the "Transactions"). In conjunction with the closing of the Transactions on April 30, 2025 (the "Effective Time"), ParentCo changed its name to Liminatus Pharma, Inc. At the Effective Time, each issued and outstanding share of Iris Class A Common Stock was converted automatically into one share of common stock of the Issuer, resulting in each Founder Share being converted into one share of common stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
To the extent required by Item 4, the information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.
The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person acquired the shares of common stock reported herein as beneficially owned by the Reporting Person solely for investment purposes and in connection with the business combination described herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's shares, conditions in the capital markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's management and/or other shareholders of the Issuer from time to time with respect to potential business opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate efforts to raise additional capital, purchasing additional shares, selling some or all of their shares, engaging in short selling of or any hedging or similar transaction with respect to the shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,900,000 - 25.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 6,900,000
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the common stock of the Issuer were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, only the Reporting Person, or the partners, members, or affiliates of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of the Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement - Concurrently with the execution of the BCA, the Issuer entered into a Lock-Up Agreement with the Sponsor and certain Liminatus Members with respect to the shares of the Issuer's common stock that would be issued as consideration pursuant to the BCA, restricting the transfer of such shares for certain periods following the closing of the business combination. Following the lock-up period, at any time when there is an effective registration statement or an available exemption from registration, the Reporting Person may distribute the shares of the Issuer's common stock to its officers, directors and members.
Registration Rights Agreement - In connection with the consummation of the business combination, the Issuer entered into an Amended and Restated Registration Rights Agreement (the "RRA") with the Reporting Person, Cantor Fitzgerald & Co., certain former members of Liminatus and the PIPE Investor. The RRA includes, among other things, the following provisions:

The Issuer is required to file a resale shelf registration statement on behalf of the Issuer's security holders party to the agreement within 30 days after the closing of the business combination. The RRA also provides certain demand rights and piggyback rights to the Issuer's stockholders, subject to certain specified underwriter cutbacks and issuer blackout periods. The Issuer will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement prior to its withdrawal and all expenses incurred in performing or complying with its other obligations under the RRA, whether or not the registration statement becomes effective.

Other Transactions between the Issuer and Reporting Persons
Prior to the consummation of the transactions contemplated by the BCA, the Reporting Person loaned the Issuer an aggregate of $1,600,000 to cover expenses related to the business combination pursuant to a series of promissory notes. The promissory notes were non-interest bearing and was repaid upon the consummation transactions contemplated by the BCA.
The descriptions of the Lock-Up Agreement, the RRA and Sponsor Support Agreement contained in this Item 6 do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Business Combination Agreement, dated November 30, 2022, by and among Iris Acquisition Corp, Iris Parent Holding Corp., Liminatus Pharma, LLC, Liminatus Pharma Merger Sub, Inc. and SPAC Merger Sub, Inc. (incorporated by reference by reference to Exhibit 2.1 to Iris's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2025).
Lock-Up Agreement, dated as of November 3, 2022, by and among the Issuer, Iris, Consonatus LLC, Car-Tcellkor Inc., Curis Biotech Holdings LLC and Ewon Comfortech Co., Ltd. (incorporated by reference to Exhibit 10.12 to Iris's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2025).
Form of Amended and Restated Registration Rights Agreement, by and among, Iris, the Issuer, the Reporting Person, Cantor Fitzgerald & Co. and certain other parties thereto (incorporated by reference to Exhibit 10.12 to Iris's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2025).

## Signatures
- Iris Acquisition Holdings LLC: /s/ Sumit Mehta, Sumit Mehta, Authorized Representative (05/08/2025)